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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☑ Form 10-K	☐ Form 20-F	☐ Form 11-K

☐ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Craftmade International, Inc.

Full Name of Registrant

Former Name if Applicable

650 S. Royal Lane, Suite 100

Address of Principal Executive Office (Street and Number)

Coppell, Texas 75019

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A attached hereto.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brad Dale Heimann	972	393-3800

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Craftmade International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2005	By	/s/ BRAD DALE HEIMANN

Brad Dale Heimann Executive Vice President and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

EXHIBIT A
To
Form 12b-25
PART III
     The registrant requires additional time to update the filing to reflect its current situation as well as to finalize its audited financial statements and related internal control assessment for the year ended June 30, 2005. As a result, the registrant is unable to file on or before September 13, 2005, its Annual Report on Form 10-K for the period ended June 30, 2005, without unreasonable effort or expense.

EXHIBIT A
To
Form 12b-25
PART IV – OTHER INFORMATION – (3)
Net income for the year ended June 30, 2005 decreased $1,219,000 or 15.9% to $6,427,000, compared to $7,646,000 in the last fiscal year. Fully diluted net income per share decreased to $1.26 from $1.42 in the prior year. Weighted average diluted shares outstanding for the year were 5,115,000 versus 5,383,000 for the same period last year.
For the year ended June 30, 2005, net sales declined $4,482,000, or 3.7%, to $116,756,000, compared to $121,238,000 for the same period last year. The decline resulted from lower than expected sales in the TSI segment, partially offset by an increase in sales in the Craftmade segment.
Total selling, general and administrative (“SG&A”) expenses of the Company increased $1,923,000 to $20,503,000, or 17.6% of net sales, for fiscal 2005 from $18,580,000, or 15.3% of net sales, for the prior year. Higher accounting and legal fees were primarily responsible for the increase in SG&A as the Company incurred additional costs with respect to management consultants, outside legal counsel and independent auditors to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). In addition, increased costs were incurred in order to strengthen internal controls and to evaluate the proper interpretation of FIN 46 with respect to the Company’s 50% owned subsidiaries by the Company’s management and independent auditors.
The provision for income tax was $3,079,000 or 32.3% of income before income taxes for fiscal 2005, compared to $4,540,000 or 37.3% for the prior year. The decrease in percentage resulted from the tax benefit obtained from receiving an 85% dividends received deduction from the repatriation of undistributed 2005 foreign earnings under the American Jobs Creation Act of 2004. The benefit received totaled $287,000 net of the federal taxes due on anticipated repatriation of foreign earnings.

Craftmade International, Inc.
Summary Statements of Income (Unaudited)
(In thousands except per share data)

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
	June30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
Net sales	$32,323	$32,112	$116,756	$121,238
Cost of goods sold	22,102	22,528	81,310	85,328

Gross profit	10,221	9,584	35,446	35,910

Selling, general and administrative expenses	5,696	4,717	20,503	18,580
Interest expense, net	348	212	1,081	777
Depreciation and amortization	145	192	581	648

Total expenses	6,189	5,121	22,165	20,005

Income before income taxes and minority interests	4,032	4,463	13,281	15,905
Minority interests	1,355	962	3,775	3,719

Income before income taxes	2,677	3,501	9,506	12,186
Provision for income taxes	613	1,370	3,079	4,540

Net income	$2,064	$2,131	$6,427	$7,646

Basic weighted average common shares outstanding	5,200	5,165	5,095	5,336

Diluted weighted average common shares outstanding	5,206	5,207	5,115	5,383

Basic earnings per common share	$0.40	$0.41	$1.26	$1.43

Diluted earnings per common share	$0.40	$0.41	$1.26	$1.42

Cash dividends declared per common share	$0.10	$0.10	$0.40	$0.40

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